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AIG                     VIA EDGAR AND ELECTRONIC MAIL
Life and Retirement
21650 Oxnard Street     November 29, 2019
Suite 750
Woodland Hills, CA      U.S. Securities and Exchange Commission
91367                   Division of Investment Management
www.aig.com             100 F. Street, NE
                        Washington, DC 20549
Manda Ghaferi
Vice President and      Re: AMERICAN GENERAL LIFE INSURANCE COMPANY
Deputy General Counsel      ("DEPOSITOR")
T + 1 310 772 6545          AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE
F + 1 310 772-6569          ACCOUNT D ("REGISTRANT")
mghaferi@aig.com            ELITEPLUS BONUS VARIABLE ANNUITY


                        Dear Madam/Sir:


                           On behalf of the Registrant and Depositor, submitted
                        herewith pursuant to the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"), as amended, is a copy of the Pre-Effective N-4 Registration Statement. The purpose of this filing is to register a variable annuity product under the marketing name of ElitePlus Bonus under the new Registrant.

                           The Registrant and its distributor AIG Capital
                        Services, Inc. ("Distributor") respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of this filing and that such Registration Statement be declared effective at 9:00 a.m., Eastern Time, on December 2, 2019, or as soon as practicable thereafter. Depositor, Registrant and Distributor are aware of their obligations under the 1933 Act.


                           Depositor, Registrant and Distributor acknowledge
                        that:

                            . Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; and

                            . The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

                            . Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

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                        Please contact Manda Ghaferi at (310) 772-6545 if you
                        have any questions or need more information.

                        Sincerely,

                        AMERICAN GENERAL LIFE INSURANCE COMPANY, as Depositor and on behalf of the Registrant

                        By: /s/ Manda Ghaferi
                            _____________________________________
                            Manda Ghaferi, Vice President

                        AIG CAPITAL SERVICES, INC.

                        By: /s/ Mallary L. Reznik
                            _____________________________________
                            Mallary L. Reznik, Vice President